EXHIBIT 12.1

COMPUTATION OF RATIOS

China Precision Steel
Ratio of earnings to fixed charges

	Years Ended June 30,
	2009	2008	2007	2006	2005
Income/(loss):
Add:
Pre-tax income from continuing operations	(44,854)	19,155,434	8,894,351	9,049,305	6,366,441
Fixed Charges	1,264,924	1,235,811	1,163,908	1,029,670	467,388
Less:
Interest Capitalized	(32,967)	-	(826,101)	(749,914)	-
Earnings/(loss) including deposit interest	1,187,103	20,391,245	9,232,158	9,329,061	6,833,829
Less:
Interest Income	(69,174)	(301,325)	(103,388)	-	-
Earnings/(loss) Excluding deposit interest	1,117,929	20,089,920	9,128,770	9,329,061	6,833,829

Fixed Charges:
Current period interest	1,228,665	1,231,040	312,222	271,693	455,277
Capitalized interest	32,967	-	826,101	749,914	-
Estimate of interest in rental expense	3,292	4,771	25,585	8,063	12,111
	1,264,924	1,235,811	1,163,908	1,029,670	467,388

Ratio of earnings to fixed charges:
Including deposit interest	0.94	16.50	7.93	9.06	14.62
Excluding deposit interest	0.88	16.26	7.84	9.06	14.62

Total Rental Expenses	9,876	14,313	76,754	24,188	36,333
Interest portion (1/3)	3,292	4,771	25,585	8,063	12,111